UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	Intrepid Capital Corp

	Common

	46119E100

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  46119E100 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust
Banks of Florida, Inc.,as Parent Company for  SunTrust Bank,
South Florida; and in various fiduciary capacities.  58-
1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			297,229
---------------------------------------------------
-
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			-0-
---------------------------------------------------
-
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			-0-
---------------------------------------------------
-
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				297,229
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,229
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.4%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK



	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Intrepid Capital Corp

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
50 N. Laura Street
Suite 3550
Jacksonville, Florida  32202


Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Florida, Inc., as Parent Company for SunTrust Bank, South
Florida NA; and in various fiduciary capacities.

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation;  SunTrust Banks of
Florida, Inc. is a Florida corporation; SunTrust Bank, South
Florida NA is a Florida banking association.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
46119E100

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	297,229

(b)	Percent of Class:	13.4%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	297,229

(ii)	Shared power to vote or to direct the vote:	-0-

(iii)Sole power to dispose or to direct the
disposition of:						-0-

(iv)	Shared power to dispose or to direct the
disposition of:						297,229


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
See Item 2 and Exhibit C

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities.
 SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing	    	    Power	    Power	   Dispose	     Dispose
---------------------------------------------------------------------
SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, South Florida NA	297,229	-0-	-0-	297,229
and in Various Fiduciary Capacities
501 E. Las Olas Blvd.
Fort Lauderdale, FL  33301


Shares Beneficially Owned	297,229


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Intrepid Capital
Corp Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.


cc:	Intrepid Capital Corp

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